Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

June 17, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Short Duration Inflation-Protected Income Portfolio (the “Portfolio”)

Dear Mr. Rosenberg:

This letter responds to the comments you provided telephonically to the undersigned and Deanna Berry on June 3, 2022 in connection with your review of the Portfolio’s registration statement (the “Registration Statement”) filed on Form N-1A on May 16, 2022 (Accession No. 0000940394-22-000997). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Disclosure changes referenced below will be incorporated in the Portfolio’s first post-effective amendment filed herewith. The comments and Registrant’s responses thereto are as follows:

1.    In the Item 9 principal investment strategy section, please state that instruments rated below investment grade are referred to as “junk” bonds and considered primarily speculative with respect to issuer’s capacity to pay interest and repay principal.

Response: The principal investment strategy has been revised to include a reference to “junk” and the disclosure that such instruments are “considered primarily speculative with respect to the issuer’s capacity to pay interest and repay principal” has been added to “Lower Rated Investments.” risk as noted below.

2.	On page A-3 in the Item 9 principal investment strategy section, please state that the Portfolio will not purchase additional investments while outstanding borrowings exceed 5% of total assets.

Response: The requested change has been made.

3.	On page A-5 in “Credit Risk”, please provide a cross-reference to “Lower Rated Investments.”

Response: The requested change has been made.

4.	On page A-7 in “Lower Rated Investments.”, please add disclosure that instruments rated below investment grade are considered primarily speculative with respect to issuer’s capacity to pay interest and repay principal.

Response: The requested change has been made.

U.S. Securities and Exchange Commission

5.	On page A-20 in “Borrowing.”, please clarify the Portfolio’s policy on borrowing for investment purposes.

Response: The Portfolio does not plan to borrow for investment purposes and the disclosure has been revised accordingly.

6.	In Appendix A, please add a cross-reference to the table included under “Strategies and Risks.”

Response: The requested change has been made.

7.	In Part B, please clarify the Portfolio’s borrowing policy for consistency with Part A.

Response: The requested change has been made. Specifically, “Borrowing for Investment Purposes” has been unchecked in the table included under “Strategies and Risks.”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President